Filed by Grubb & Ellis Company
Pursuant to Rule 425
Under the Securities Act of 1933
Commission File Number: 001-08122

Issue 89	Thursday, July 19, 2007
**SPECIAL EDITION**
For Internal Use Only —This information is intended only for Grubb & Ellis Company employees and affiliates and should not be forwarded, provided or distributed to anyone outside of the Company.
Grubb & Ellis / NNN Realty Advisors Merger Q&A
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On July 3, Grubb & Ellis Company filed an S-4 Registration Statement (a joint proxy statement/prospectus) with the Securities & Exchange Commission regarding the Company’s proposed merger with NNN Realty Advisors, Inc. A complete copy of the statement can be found on the SEC’s Web site: www.sec.gov.
The merger is consistent with Grubb & Ellis’ business strategy and gives the company greater exposure and resources toward achieving the strategic goals outlined in the company’s long-term growth plan.
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Grubb & Ellis / NNN Realty Advisors Merger Q&A
On July 3, Grubb & Ellis Company filed an S-4 Registration Statement (a joint proxy statement/prospectus) with the Securities & Exchange Commission regarding the Company’s proposed merger with NNN Realty Advisors, Inc. A complete copy of the statement can be found on the SEC’s Web site: www.sec.gov.
The merger is consistent with Grubb & Ellis’ business strategy and gives the company greater exposure and resources toward achieving the strategic goals outlined in the company’s long-term growth plan.
Tony Thompson, founder and Chairman of the Board of NNN Realty Advisors, will join Grubb & Ellis as Chairman of the Board of the combined entity. Scott D. Peters will serve as the Chief Executive Officer, President and a Director of Grubb & Ellis following the merger. In addition, the senior management of Grubb & Ellis will also include Richard Pehlke, Executive Vice President and Chief Financial Officer, and Francene LaPoint, Chief Financial Officer of NNN Realty Advisors, each reporting to the Chief Executive Officer and President, Andrea R. Biller as the Executive Vice

President, General Counsel and Secretary, Jeffrey T. Hanson as Chief Investment Officer of NNN Realty Advisors, Maureen A. Ehrenberg as Executive Vice President, and Robert H. Osbrink as Executive Vice President.
Chief Executive Officer Mark Rose and Bob Slaughter, Executive Vice President and General Counsel, will remain in their current positions until the completion of the merger and will work with the new management team to ensure an orderly transition. Following the completion of the merger, Kojaian Ventures, currently Grubb & Ellis’ largest shareholder, will continue to be the company’s largest holder.
Although NNN Realty Advisors is a longstanding client of Grubb & Ellis, and many of us have deep relationships with management and professionals, the merger has prompted questions from the field since it was first announced on May 22. Many Grubb & Ellis professionals had the opportunity to ask their questions directly when Tony Thompson, Scott Peters, Jeff Hanson, Mark Rose and Bob Osbrink visited Grubb & Ellis offices throughout the country last month. The following are some of the most frequently asked questions during a cross-country road show to meet staff and explain the benefits associated with the proposed merger.
Who is NNN Realty Advisors?
NNN Realty Advisors is one of the nation’s leading commercial real estate asset management and services firms. Headquartered in Santa Ana., Calif., the company has more than 500 employees. Through its subsidiaries — Triple Net Properties, NNN Capital Corp., and Triple Net Properties Realty — NNN Realty Advisors provides asset and property management services for a constantly expanding portfolio of more than 35 million square feet of properties valued in excess of $4.8 billion.
NNN Realty Advisors was born of Triple Net Properties, formed in 1998 by Tony Thompson, a Kansas native who relocated to Southern California in the early 1970s and became an active real estate investor. By 1994, Thompson began structuring securitized tenant-in-common (TIC) transactions, a complex and uncommon practice at the time. Soon after its formation, Triple Net Properties became a leading sponsor of the emerging 1031 TIC industry and Thompson continues to remain in the forefront of the securitized real estate investment industry. Since its inception, Triple Net Properties has been the single largest sponsor of tenant-in-common programs marketed as securities in the United States.
From the start, NNN’s goal has been to make “Wall Street” quality investments available to “Main Street” investors. It does so through a variety of innovative commercial real estate programs, including 1031 tenant-in-common exchanges and public, non-traded real estate investment trusts (REITs). NNN also offers value-added property funds and institutional investment funds to other qualified investors. The company raises capital for these programs through an extensive network of broker-dealer relationships. It also structures, acquires, manages and disposes of real estate for these programs, earning fees for each of these services.
Since 1998, NNN has acquired more than 250 properties for its various real estate programs, valued at nearly $6 billion, and has invested approximately $2.5 billion of capital for more than 24,000 investors.

In 2006, NNN Realty Advisors acquired 42 new properties valued at nearly $1.35 billion and sold 23 others for more than $824 million for its sponsored programs, and continued as the leader of the fast-growing 1031 TIC exchange industry. With the completion of a 144A private equity offering in November 2006, NNN Realty Advisors raised $160 million from an impressive collection of Wall Street investors that has helped pave the way for future growth.
General
When can we expect the merger to be complete?
The merger is expected to be completed in the third or fourth quarter of 2007. The date is subject to numerous factors that neither company controls. The merger must be approved by the stockholders of both companies, but before the merger can be voted on by the stockholders of either company, the companies must first prepare and file with, and receive clearance from, the Securities and Exchange Commission with respect to a joint proxy statement/prospectus that will be mailed to stockholders of both companies (the preliminary filing was made on July 3), in advance of the stockholder meetings. The transaction will be closed following the approval of the stockholders of both companies.
If the combined entity will operate under the Grubb & Ellis name, what happens to the Triple Net and NNN Realty Advisors brands?
Each brand will be utilized to best represent the various investment products they sponsor. For example, we expect that Triple Net Properties will continue to be branded for 1031 tenant-in-common exchanges, and perhaps other real estate programs as well.
What synergies exist between the two companies?
We expect that the combined company will have an immediate opportunity to expand its portfolio of properties under management to more than 200 million square feet. The intention is to continue to grow recurring revenue streams through property management and asset management fees, taking advantage of the captive revenue streams from some of these programs: transaction services, corporate client services, management services, asset management services and broker-dealer services as it relates to third party programs such as tenant-in-common, REITs and institutional funds.
Perhaps the most powerful aspect of this combination is the potential revenue growth for all of the combined platforms. The ability to use the Grubb & Ellis brokerage network to touch, create, and educate prospective 1031 investors will help drive the high margin tenant-in-common platform.
The combined company will offer a complete range of transaction, management and consulting services and possess a strong platform for continued growth in all of these areas.

If the goal of the merger is growth, why is NNN Realty Advisors paying a dividend?
The corporate strategy presented to investors in NNN Realty Advisors’ recent 144A offering included the payment of a quarterly dividend. The intent of the combined companies is to continue to pay a quarterly dividend to its stockholders. Any dividend payments must be approved by the board of directors.
Strategic Growth Plan
What happens to Grubb & Ellis’ five-year plan?
The combined companies intend to continue to aggressively implement and execute the five-year-plan as it relates to growth, investment and further developing our competitive advantage.
What gaps in the platform will you be addressing first?
The combined companies intend to continue to focus on recruiting talented leaders and team members to better serve the growing needs of our Fortune 1000 clients. In addition, the combined companies intend to work to establish and grow an international presence as well as mortgage banking products and services.
How much does NNN plan to spend to fill gaps and grow Grubb & Ellis?
The combined company will analyze the gaps based upon what generates the most rewards and allocate resources accordingly.
A big focus has been to grow corporate relationships. Will this continue to be a priority?
This will continue to be a significant priority. NNN Realty Advisors delivers strong relationships with Wachovia, Land America and Lehman Brothers, among others, that will further strengthen the combined companies.
Some of Grubb & Ellis’ clients are also investors in real estate who compete with NNN and have raised concerns about conflicts that may arise from the NNN merger. How should these concerns be addressed?
This merger is not out of the ordinary course of business in the commercial real estate industry. Several competitors, including Jones Lang LaSalle, CBRE and Transwestern have executed mergers that raised concerns of potential conflicts of interest. Grubb & Ellis and NNN Realty Advisors will put in place walls of separation where necessary to ensure that all clients are represented ethically and in a professional manner. The combined companies will continue to focus on long-term relationships, and will conduct business as usual. The fiduciary responsibility to clients will continue to drive all business interests; the continued success of our business is entirely dependent upon the combined entity’s adherence to this principle.
What are NNN’s plans for growing the brokerage business?
Again, the combined companies intend to continue to aggressively implement and execute the five-year-plan as it relates to growth, investment and further developing the combined companies’ competitive advantage. Additionally, we expect that NNN’s capital raising will drive revenues to multiple Grubb & Ellis business lines, including transactional services. The acquisition, disposition and leasing fees will further drive brokerage and leasing revenue.
Is NNN committed to the tenant rep business? How is this merger a good deal for tenant rep brokers?
NNN is absolutely committed to strengthening all of Grubb’s business lines. Of particular interest is the tenant rep sector, which benefits from the ability to offer additional services and enhanced product lines. The combined entity is looking to expand tenant rep business nationally and internationally. This is a critical component in elevating Grubb’s competitive presence in the marketplace.
Cross-selling Opportunities
A lot has been said about cross-selling opportunities. Will Grubb & Ellis brokers be able to sell NNN Realty Advisors’ products? If so, will a securities license be needed to do so?
There are no immediate plans for Grubb & Ellis brokers to sell NNN Realty Advisors’ products.
Anyone who sells NNN’s products needs the appropriate securities license(s).
Will Grubb & Ellis be handling leasing and management of all Triple Net properties?
Grubb & Ellis will handle those that make sense for the investor, client and asset in locations where they can bring value. Again, the fiduciary obligation to clients directs decision-making on a case-by-case basis.
What other cross-selling opportunities exist?
The new Grubb & Ellis will remain committed to strengthening and expanding our existing brokerage business. Additionally, there is an immediate opportunity upon completion of the merger to bring in-house certain assets managed by third parties. Currently, NNN has more than 10 million square feet contracted to third party property management firms.
NNN Realty Advisors
What types of investment products does NNN Realty Advisors offer?
NNN Realty Advisors sponsors the following investment programs: 1031 tenant-in-common exchanges, limited liability companies, joint ventures, institutional investment funds, and public non-traded REITs (NNN Apartment REIT and NNN Healthcare/Office REIT are the current REIT offerings by NNN).

Where is NNN looking to buy properties? What are the investment criteria for property acquisitions?
NNN Realty Advisors and affiliates currently manage a growing portfolio of more than 35 million square feet of real estate in 28 states, including nearly 7,600 apartment units, with a combined market value of approximately $4.8 billion. Different equity sources are utilized for the internal acquisitions platform. The properties acquired are well diversified geographically and across most product types. NNN Realty Advisors acquires office, medical office, multifamily, retail, and industrial and is interested in value-added and stabilized opportunities across all platforms.
Important Additional Information Will Be Filed with the SEC
The Company has filed a preliminary proxy statement/prospectus with the Securities and Exchange Commission (the “SEC”). THE COMPANY’S STOCKHOLDERS AND INVESTORS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND, WHEN IT BECOMES AVAILABLE, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS. THE PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION. The Company’s stockholders and investors may obtain free copies of the proxy statement/prospectus (when available) and other documents filed by the Company through the website maintained by the SEC at www.sec.gov. In addition, the Company’s stockholders and investors may obtain free copies of the proxy statement/prospectus (when available) and other documents filed by the Company from the Company by contacting the Company’s Investor Relations department at 500 West Monroe Street, Suite 2800, Chicago, IL 60661 or calling 312.698.6700.
The information in the preliminary proxy statement/prospectus is not complete and may be changed. Before making any voting or investment decisions with respect to the proposed business combination or any of the other matters with respect to which the Company’s stockholders will be asked to vote pursuant to the proxy statement/prospectus, the Company’s stockholders and investors are urged to read the proxy statement/prospectus and other documents filed by the Company when they become available.
The Company, its directors and named executive officers may be deemed to be participants in the solicitation of the Company’s security holders in connection with the proposed business combination and other matters with respect to which the Company’s stockholders will be asked to vote pursuant to the proxy statement/prospectus. Information regarding the names, affiliations and interests of such individuals is set forth in the Company’s preliminary proxy statement/prospectus which was filed with the SEC on July 2, 2007, as such information may be supplemented by the Company’s definitive proxy statement/statement when it is filed with the SEC, and in the Company’s annual report on Form 10-K for the fiscal year ended June 30, 2006.